Moscow Bar Association

Russia & CIS Legal Services

Monastyrsky, Zyuba, Stepanov & Partners

April 18, 2007

07022833

RECEIVED

2007 APR 23 A 11: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA DHL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Elliot Staffin, Esq.

~~OJSC Dalsvyaz~~
12g3-2(b) Exemption No. 082-05200
OJSC Electrosvyaz of Primorsky Region

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Dalsvyaz (also known as "OJSC Far East Telecommunication Company" or "Far-Eastern Telecommunication Company OJSC"), a company organized under the laws of the Russian Federation and previously known as "OJSC Electrosvyaz of Primorsky Region" and "Open Joint Stock Company Electrosvyaz of Primorsky Region" (the "Company"), under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to motritch@mzs.ru / muzyka@mzs.ru or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

PROCESSED

APR 26 2007

THOMSON FINANCIAL

Very truly yours,

Mikhail I. Motrich

4/24

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

RECEIVED
2007 APR 23 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Information made public, distributed to security holders or filed with OJSC RTS, NP RTS and MICEX by Dalsvyaz OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of Statements regarding information that can influence materially on Dalsvyaz OJSC's securities value:
I-1	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Delisting of Issuer's securities", 09.01.2007
I-2	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Conclusion of a listing contract with a stock exchanger", 09.01.2007
I-3	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Admission of Issuer's securities to listing", 09.01.2007
I-4	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Regarding acquisition by a JSC of participation share in the charter (reserve) capital (share fund) of other commercial company, which exceeds 5%, or ordinary shares of other JSC, which exceed 5%, as well as regarding modification of such shareholdings in case it exceeds or drops bellow 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%", 26.01.2007
I-5	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Expiration of the term of office of the Issuer's sole executive body and/or members of collective executive body", 31.01.2007
I-6	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Decisions adopted by the Board of Directors", 30.03.2007
I-7	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Admission of Issuer's securities to listing", 04.04.2007
I-8	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Conclusion of a listing contract with a stock exchanger", 04.04.2007
I-9	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Conclusion of a listing contract with a stock exchanger", 04.04.2007

I-10	Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Decisions adopted by the Board of Directors", 04.04.2007
	Summaries of the Communications on the Material Facts of Dalsvyaz OJSC
II-1	Summary of the Material Facts Report of OJSC Dalsvyaz "Information on the Dates of the Issuer's Register Closing", 30.03.2007
II-2	Summary of the Material Facts Report of OJSC Dalsvyaz "Information on the Facts that Entailed a One-time Decrease of the Net Income of the Issuer by more than 10 Percent", 10.04.2007
	Summary of the List of Affiliated Persons and Amendments to the List of Affiliated Persons:
III-1	Summary of the List of Affiliated Persons of Dalsvyaz OJSC as of March 31, 2006 - **full text of the List of Affiliated Persons in Russian is enclosed herewith**
	Other documents
IV-1	Summary of Report "Regarding Imposing Tax Liability for the Committed Tax Crime", 14.02.2007

Summary of Statement regarding information that can influence materially on
OJSC Dalsvyaz's securities value
"Delisting of Issuer's securities"

09.01.2007

The Statement provides information about delisting of OJSC Dalsvyaz's

1. registered uncertified ordinary shares, State registration number of issue 1-02-30166-F, registered on April 20, 2004;
2. registered uncertified preferred shares, State registration number of issue 2-02-30166-F, registered on April 20, 2004.

from the quotation list "B" of Nonprofit Partnership Stock Exchange Russian Trading System.

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value
"Conclusion of a listing contract with a stock exchanger"

09.01.2007

The Statement provides information about conclusion of listing contract with OJSC Stock Exchange Russian Trading System: Listing Contract dated December 31, 2006 (came into force January 1, 2007) for

1. registered uncertified ordinary shares, State registration number of issue 1-02-30166-F, registered on April 20, 2004;
2. registered uncertified preferred shares, State registration number of issue 2-02-30166-F, registered on April 20, 2004

Summary of Statement regarding information that can influence materially on
OJSC Dalsvyaz's securities value
"Admission of Issuer's securities to listing"

09.01.2007

The Statement provides information about admission of OJSC Dalsvyaz's

1. registered uncertified ordinary shares, State registration number of issue 1-02-30166-F, registered on April 20, 2004;
2. registered uncertified preferred shares, State registration number of issue 2-02-30166-F, registered on April 20, 2004.

to trading at OJSC Stock Exchange Russian Trading System, quotation list "B".

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value

"Regarding acquisition by a JSC of participation share in the charter (reserve) capital (share fund) of other commercial company, which exceeds 5%, or ordinary shares of other JSC, which exceed 5%, as well as regarding modification of such shareholdings in case it exceeds or drops bellow 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%"

(the "Statement")

26.01.2007

The Statement provides information about increase of OJSC Dalsvyaz's shareholdings in OJSC Sahatelecom from 0% to 51%. The date of increase was January 25, 2007.

RECEIVED

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value
"Expiration of the term of office of the Issuer's sole executive body and/or members of collective executive body"

31.01.2007

The Statement provides information about expiration of the term of office of the OJSC Dalsvyaz's General Director on January 31, 2007.

Summary of Statement regarding information that can influence materially on
OJSC Dalsvyaz's securities value
"Decisions adopted by the Board of Directors"

30.03.2007

The Statement provides information about the decision of the OJSC Dalsvyaz's Board of Directors adopted on March 29, 2008 concerning summoning of OJSC Dalsvyaz's Annual Stockholder's Meeting on June 6, 2007. Annual Stockholder's Meeting agenda will be adopted at the Board of Directors meeting on April 19, 2007.

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Admission of Issuer's securities to listing"

04.04.2007

The Statement provides information about admission of OJSC Dalsvyaz's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage:

1. issue D2, State registration number of issue 4-10-30166-F, registered on May 4, 2006;
2. issue D3, State registration number of issue 4-11-30166-F, registered on May 4, 2006.

to trading at CJSC Moscow Interbank Currency Exchange, quotation list "A".

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Conclusion of a listing contract with a stock exchanger"

04.04.2007

The Statement provides information about conclusion of listing contract with CJSC Moscow Interbank Currency Exchange: Listing Contract №A1-151 dated April 4, 2007 for interest bearing certified nonconvertible bearer bonds with obligatory centralized storage, issue D3, State registration number of issue 4-11-30166-F, registered on May 4, 2006.

Summary of Statement regarding information that can influence materially on
OJSC Dalsvyaz's securities value
"Conclusion of a listing contract with a stock exchanger"

04.04.2007

The Statement provides information about conclusion of listing contract with CJSC Moscow Interbank Currency Exchange: Listing Contract №A1-150 dated April 4, 2007 for interest bearing certified nonconvertible bearer bonds with obligatory centralized storage, issue D2, State registration number of issue 4-10-30166-F, registered on May 4, 2006.

Summary of Statement regarding information that can influence materially on OJSC Dalsvyaz's securities value "Decisions adopted by the Board of Directors"

04.04.2007

The Statement provides information about the decision of the OJSC Dalsvyaz's Board of Directors adopted on April 3, 2007 concerning dismissal of Alekssev A.A. from the OJSC Dalsvyaz's Board of the Directors. The number of members of the OJSC Dalsvyaz's Board of the Directors is defined as 7 (seven) persons.

Summary of the Material Facts Report
of OJSC Dalsvyaz
"Information on the Dates of the Issuer's Register Closing"
(the "Report")

30.03.2007

The Report contains information on the material fact that consists in adopting the Resolution dated March 30, 2007 by the OJSC Dalsvyaz's Board of Directors regarding the date of closing the list of persons with a right to participate in the Annual Stockholder's Meeting. The list is made as of April 18, 2007.

Summary of the Material Facts Report of OJSC Dalsvyaz "Information on the Facts that Entailed a One-time Decrease of the Net Income of the Issuer by more than 10 Percent" (the "Report")

10.04.2007

The Report provides information on the material fact that consists in a one-time decrease of the net income of OJSC Dalsvyaz by more than 10 percent as a result of the following:

- formation of reserve funds for conditional obligations on tax authorities claims in the amount of RUR 466,487 thousand.

III-1

Summary of the List of Affiliated Persons of Dalsvyaz OJSC (the "List) Code of the Issuer – 30166-F as of March 31, 2006

The List contains detailed information on the affiliated legal and natural persons of Dalsvyaz OJSC, including their full name, address of a legal person, type of affiliation and date of affiliation, percentage of ordinary shares belonging to them, percentage of their participation in the charter capital.

(Original full document in Russian is enclosed herewith)

СПИСОК АФФИЛИРОВАННЫХ ЛИЦ

Открытое акционерное общество «Дальневосточная компания электросвязи»

Код эмитента: 3 0 1 6 6 – F

на 31 03 2007

Место нахождения эмитента: 690950, г.Владивосток, ул.Светланская, 57

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: http://www.dsv.ru/child.php?id=46

И.О.Генерального директора

Дата "30" марта 2007г.

___________ А.Ю.Колпаков
подпись И.О. Фамилия

М.П.

I. Состав аффилированных лиц на 31 03 2007

Полное фирменное наименование (наименование для некоммерческой организации) или фамилия, имя, отчество аффилированного лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания (оснований)	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	4	5	6	7
Алексеев Антон Алексеевич	Лицо является членом коллегиального исполнительного органа; Лицо является членом Совета директоров	31.07.2006 28.09.2006	0,0142%	0%
Кобищанов Михаил Юрьевич	Лицо является членом Совета директоров	28.09.2006	-	-
Дегтярев Валерий Викторович	Лицо является членом Совета директоров	28.09.2006	-	-
Шевчук Александр Викторович	Лицо является членом Совета директоров	28.09.2006	-	-
Алексеев Михаил Алексеевич	Лицо является членом Совета директоров	28.09.2006	-	-
Желонкин Владимир Борисович	Лицо является членом Совета директоров	28.09.2006	-	-
Чечельницкий Евгений Александрович	Лицо является членом Совета директоров	28.09.2006	-	-
Билибин Юрий Александрович	Лицо является членом Совета директоров	28.09.2006	-	-
Феоктистова Наталия Вадимовна	Лицо является членом Совета директоров	28.09.2006	-	-
Статьин Владимир Анатольевич	Лицо является членом Совета директоров	28.09.2006	-	-
Мазалов Иван Николаевич	Лицо является членом Совета директоров	28.09.2006	-	-
Степанов Евгений Борисович	Лицо является членом коллегиального исполнительного органа	31.07.2006	-	-
Фролов Сергей Николаевич	Лицо является членом коллегиального исполнительного органа; Лицо является членом совета директоров дочерней компании - ОАО «А-Связь»	31.07.2006 30.06.2006	0,003%	0,004%

Сидорова Елена Витальевна	Лицо является членом коллегиального исполнительного органа; Лицо является членом совета директоров дочерней компании - ЗАО «Интегратор»)	31.07.2006 10.08.2006	-	-
Каплин Константин Юрьевич	Лицо является членом коллегиального исполнительного органа; Лицо является членом совета директоров дочерней компании - ЗАО «Сахалинуголь-Телеком»	31.07.2006 10.08.2006	-	-
Добровольский Виталий Иванович	Лицо является членом коллегиального исполнительного органа	31.07.2006	-	-
Балаценко Андрей Владимирович	Лицо является членом коллегиального исполнительного органа	05.03.2007г.		
Колпаков Антон Юрьевич	Лицо является членом коллегиального исполнительного органа; Лицо является членом совета директоров дочерней компании - ЗАО «АКОС»	31.07.2006 30.06.2006г.	0,00065%	0,00086%
Волков Вячеслав Владимирович	Лицо является членом совета директоров дочерних компаний - ООО «БИТ», ЗАО «АКОС»	10.08.2006; 30.06.2006г.	-	-
Колоскова Наталья Викторовна	Лицо является членом совета директоров дочерних компаний - ООО «БИТ», ЗАО «Сахалинуголь-Телеком»	10.08.2006	0,0025%	0,001%
Сун Андрей Кибонович	Лицо является членом совета директоров дочерних компаний - ООО «БИТ», ЗАО «Сахалинуголь-Телеком»	10.08.2006	-	-
Панченко Евгения Анатольевна	Лицо является членом совета директоров дочерней компании - ЗАО «Интегратор»	10.08.2006	-	-
Юрьев Владимир Эдуардович	Лицо является членом совета директоров дочерней компании - ЗАО «Интегратор»	10.08.2006	-	-
Скрыльников Алексей Михайлович	Лицо является членом совета директоров дочерних компаний - ЗАО «Интегратор», ОАО «А-Связь»	10.08.2006; 30.06.2006г.	0,000189%	-
Андрианов Роман Владимирович	Лицо является членом совета директоров дочерних компаний - ЗАО «Интегратор», ОАО «А-Связь»	10.08.2006; 30.06.2006г.	0,0003%	0,0003%
Открытое акционерное общество "Инвестиционная компания связи"	Лицо имеет право распоряжаться более чем 50% голосующих акций Общества; по предложению лица избрано более 50% состава совета директоров Общества	18.09.1995г.	38,13%	50,56%
Закрытое акционерное общество "ТелеРосс-	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие	14.10.1994г.	-	-

Владивосток"	уставный капитал			
Закрытое акционерное общество "Транксиком"	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
ООО СП "Магаляском"	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
СП ТОО "Камаляском"	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
Закрытое акционерное общество «АКОС»	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	31.05.2005	-	-
Закрытое акционерное общество «Интегратор.ру»	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	31.05.2005	-	-
Общество с ограниченной ответственностью «Интердальтелеком»	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	15.02.2006г.	-	-
ООО «Беспроводные информационные технологии» (ОАО «БИТ»	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	14.04.2005г.	-	-
Закрытое акционерное общество «Сахалинуголь-Телеком»	ОАО «Дальсвязь» имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	29.07.2005г.	-	-
Общество с ограниченной ответственностью «Быковсвязь»	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	29.07.2005г.	-	-
Общество с ограниченной ответственностью «Шахтерсксвязь»	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	29.07.2005г.	-	-
Открытое акционерное общество "Сибирьтелеком"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-
Открытое акционерное общество "Уралсвязьинформ"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-

Открытое акционерное общество "Северо-Западный Телеком"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-
Открытое акционерное общество "Центральная телекоммуникационная компания"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-
Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-
Открытое акционерное общество “Южная Телекоммуникационная компания"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1998	-	-
Открытое акционерное общество "ВолгаТелеком"	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	1995	-	-
Закрытое акционерное общество «Ростелеграф»	Лицо принадлежит к той группе лиц, к которой принадлежит ОАО «Дальсвязь»	2005	-	-

Summary of Report
"Regarding Imposing Tax Liability for the Committed Tax Crime"

14.02.2007

The Report provides information regarding tax liability imposed on OJSC Dalsvyaz by the Resolution of Interregional Inspection of Federal Tax Service on major taxpayers No. 58 dated February 9, 2007. The amount of claim is RUR 909.04 mln. OJSC Dalsvyaz is going to challenge the Resolution in court.

END